
11007954

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2010**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from............to.....................

Commission file number **1-13948**

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

1. **Financial Statements and Schedules**

The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2. **Schweitzer-Mauduit International, Inc. Retirement Savings Plan**

The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. **Exhibits**

10.1 Schweitzer-Mauduit International, Inc. Retirement Savings Plan Amended and Restated as of January 1, 2007 (incorporated herein by reference to and designated as Exhibit 10.1 in Schweitzer-Mauduit International, Inc.'s Form 11-K, dated as of June 25, 2008).

23.1 Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.

99.1 Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Human Resources Committee of Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan

Date: June 23, 2011

By: 

Vera M. Arthur
Chairman, Human Resources Committee and
Vice President – Human Resources

EXHIBIT INDEX

Exhibit	Description
10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Amended and Restated as of January 1, 2007 (incorporated herein by reference to and designated as Exhibit 10.1 in Schweitzer-Mauduit International, Inc.'s Form 11-K, dated as of June 25, 2008).
23.1	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

EXHIBIT 23.1

BERMAN HOPKINS WRIGHT & LAHAM

CPAS AND ASSOCIATES, LLP

8035 Spyglass Hill Rd.
Melbourne, FL 32940
Phone: 321-757-2020
Fax: 321-242-4844

www.bermanhopkins.com

255 S. Orange Ave. • Suite 745
Orlando, FL 32801
Phone: 407-841-8841
Fax: 407-841-8849

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 33-99812, No. 33-99814, No. 33-99816, No. 33-99848, No. 333-74634, No. 333-105986, No. 333-105998 and No. 333-161988 of Schweitzer-Mauduit International, Inc. on Form S-8 and in Registration Statement No. 333-162991 of Schweitzer-Mauduit International, Inc. on Form S-3 of our report dated June 23, 2011, appearing in this Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2010.

Melbourne, Florida
June 23, 2011

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP


IGAF
WORLDWIDE

EXHIBIT 99.1

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3
Notes to Financial Statements as of December 31, 2010 and 2009	4-13
SUPPLEMENTAL SCHEDULE:	
Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2010	14

Other schedules required under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

BERMAN HOPKINS WRIGHT & LAHAM
CPAS AND ASSOCIATES, LLP

8035 Spyglass Hill Road
Melbourne, FL 32940
Phone: 321-757-2020
Fax: 321-242-4844

www.bermanhopkins.com

255 S. Orange Ave. Suite 745
Orlando, FL 32801
Phone: 407-841-8841
Fax: 407-841-8849

Report on Independent Registered Public Accounting Firm

**Schweitzer-Mauduit International, Inc.
Retirement Savings Plan:**

We have audited the accompanying statements of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental scheduled listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 23, 2010
Melbourne, Florida

*Berman Hopkins Wright & LaHam
CPAs and Associates, LLP*


IGAF
WORLDWIDE

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets		
Investments at fair value:		
Short-term cash investments	$ 875,601	$ 1,266,326
Schweitzer-Mauduit International, Inc. common stock	17,089,890	20,104,834
Trust commingled funds	19,142,828	13,292,033
Shares of registered investment companies	31,708,893	34,299,258
Total investments at fair value	68,817,212	68,962,451
Receivables:		
Accrued investment income	235	256
Participants' contributions	-	144,848
Employer's contributions	-	78,567
Total receivables	235	223,671
Net Assets Available for Benefits at Fair Value	68,817,447	69,186,122
Adjustment from Fair Value Contract Value for Fully Benefit Responsive Investment Contracts (Note 2)	(294,655)	(26,531)
Net Assets Available for Benefits	$ 68,522,792	$ 69,159,591

See accompanying notes to financial statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS		
Investment income:		
Net appreciation in fair value of investments	$ 2,136,192	
Dividend income	165,703	
Interest income	2,781	
Total investment income		2,304,676
Contributions:		
Participants' contributions	3,243,550	
Employer's matching contributions	1,675,753	
Rollovers from other plans	38,639	
Total contributions		4,957,942
Transfers from previously allocated insurance contracts		453,441
Total additions		7,716,059
DEDUCTIONS		
Distributions to participants		(8,352,858)
Decrease in net assets available for benefits		(636,799)
Net Assets Available for Benefits		
- Beginning of Year		69,159,591
- End of Year		$ 68,522,792

See accompanying notes to financial statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2010 AND 2009

1. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan. Hourly U.S. employees of Schweitzer-Mauduit International, Inc. (the Company or SMI), represented by collective bargaining agreements (CBA) are eligible to participate in accordance with their CBA. Spotswood, Ancram and Lee hourly employees are eligible to participate following one month of continuous service. Newberry weekly employees are eligible to participate following one month of continuous service. Salaried U.S. employees of the Company are eligible to participate in the Plan following one month of continuous service. The Board of Directors of the Company or its delegate may change the eligibility and other provisions of the Plan from time to time.

Contributions and Vesting - An eligible hourly, weekly or salaried employee may elect to participate in the Plan and have the Company make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the employer before federal income taxes are withheld) on the participant's behalf. Such contributions may be any whole percentage of 1% to 15% of the participant's hourly wages or salary rate. A participant may also make unrestricted after-tax contributions in whole percentages of 1% to 10% of their hourly wages or salary rate as long as the total of 401(k) and unrestricted after-tax contributions do not exceed 20% of the participant's hourly wages or salary. Participants are immediately vested in their contributions plus actual earnings thereon. Participants who are at least age 50 as of the end of the plan year may make "catch up" contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The employer matching contribution at all locations is 100% of the first 3% of matched contributions, 50% of the next 5% matched contributions, and 25% of the final 2% of matched contributions. Employer matching contributions equal to 25% of employee "catch up" contributions are also made. A participant is cliff-vested in employer matching contributions after completion of three years of service or attainment of age 55.

The Plan will only accept a Direct Rollover of an Eligible Rollover Distribution from a qualified plan described in section 401(a) or 403(b) of the Code, excluding after-tax employee contributions and Participant Rollover Contributions of Eligible Rollover Distributions from a qualified plan described in Section 401(a) or 403(b) of the Code. The Plan will not accept rollovers from individual retirement accounts.

Investments of the Plan are participant directed. Employees are eligible to transfer accumulated employee or employer contributions daily. Employer matching contributions paid during the years ended December 31, 2010 and 2009, were $1,833,748 and $2,000,211, respectively.

1. PLAN DESCRIPTION AND FUNDING POLICY (Continued)

There are limitations on 401(k), unrestricted after-tax and employer-matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Internal Revenue Code (the "Code"). A participant affected by such limitations may have a portion of his or her contributions returned.

Participant Accounts - Contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. A separate account is maintained on behalf of each participant for each fund. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts and, if vested, the value of employer matching and STFA contributions which have been in the Plan for at least two years. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-1/2. The participant will be required to suspend subsequent contributions to the Plan for 6 months following any hardship withdrawal from the participant's 401(k) account.

Payment of Benefits and Forfeitures - Upon termination of a participant's employment at or after age 55, after three years or more of qualified service, because of total and permanent disability or death, or because of a certain group's termination, the value of the participant's accounts, including the value of all employer matching contributions, is distributable. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions. The amount of forfeitures in 2010 and 2009 were $79,429 and $72,333, respectively. Total forfeitures available to reduce future employer contributions at December 31, 2010 and 2009 totaled $577 and $53,492, respectively. Distributions may, at the option of the participant and subject to applicable law, be in a lump sum as either cash or shares of the Company's common stock.

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts should be tendered in response to offers therefore.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - Investments in short-term cash investments, common stock, trust commingled funds, and registered investment companies were held by Wells Fargo Bank Minnesota (the "Trustee") for the years ended December 31, 2010 and December 31, 2009. All investments are stated at fair value. The value of the Stable Return Fund is stated at contract value which approximates fair value. The fair value of Schweitzer-Mauduit International, Inc. (the "Company") common stock held by the Plan is determined as the last selling price on the last business day of the period, as published in an independent source. The fair values of investments in commingled funds and shares of registered investment companies are determined by the Plan's proportionate shares of the fair values of the underlying investments. The fair values of such underlying investments are determined as follows: last selling price on the last business day of the period, as published in an independent source, for securities traded on major U.S. and Canadian exchanges, latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the period, institutional traders' round lot evaluations as of the last business day of the period for marketable securities of the U.S. government and its agencies, or an estimate by the Trustee if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Funds under the Plan's investment contract with the Northwestern Mutual Life Insurance Company ("Northwestern") have been allocated and applied to purchase annuities (that is, Wells Fargo is obligated to pay the related benefits) and are excluded from the Plan's assets.

Expenses - Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from Plan assets. Other fees and expenses are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of net assets available for plan benefits.

Subsequent Events - Subsequent events have been evaluated through June 23, 2011, the date which the financial statements were available to be issued.

3. FAIR VALUE MEASUREMENTS

In accordance with authoritative guidance on Fair Value Measurements as issued by the Financial Accounting Standards Board, the Plan classified its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

3. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Short-term cash: Valued at fair market value held by the plan at year end.

Company stock: Valued at the net asset value ("NAV") of units held by the plan at year end. The NAV represents the combined value of the shares held and value of the liquid short-term cash investments. The NAV per share is calculated by dividing the total value of the fund by the number of outstanding units held by participants in the fund. The Company's stock is traded on the New York Stock Exchange. The valuation of the units closely tracks the quoted market price listed on the exchange.

Mutual funds: Valued at the NAV of shares held by the plan at year end.

Collective investment funds: Valued at unit value established for each fund at each valuation date. The unit value is calculated by dividing such funds net asset value on the calculation date by the number of units of such fund that are outstanding on the calculation date. The number of units of the collective investment fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the collective investment fund.

Group annuity contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (Note 4).

The methods described above may produce fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan did not have any transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2010.

3. FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and December 31, 2009:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Short-term cash	$ 875,601	$ -	$ -	$ 875,601
Schweitzer-Mauduit International, common stock	17,089,890	-	-	17,089,890
Mutual funds:				
Large Cap U.S. equity funds	6,215,879	-	-	6,215,879
Mid Cap U.S. equity funds	5,650,898	-	-	5,650,898
Small Cap U.S. equity funds	3,126,546	-	-	3,126,546
Growth funds	2,359,926	-	-	2,359,926
Bond funds	4,488,618	-	-	4,488,618
Target date funds	9,867,026	-	-	9,867,026
Collective investment funds	-	5,454,741	-	5,454,741
Stable return fund	-	-	13,688,087	13,688,087
Total assets at fair value	$ 49,674,384	$ 5,454,741	$ 13,688,087	$ 68,817,212

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Short-term cash	$ 1,266,326	$ -	$ -	$ 1,266,326
Schweitzer-Mauduit International, common stock	20,104,834	-	-	20,104,834
Mutual funds:				
Balanced funds	9,840,429	-	-	9,840,429
Large Cap U.S. equity funds	6,122,630	-	-	6,122,630
Mid Cap U.S. equity funds	4,935,629	-	-	4,935,629
Small Cap U.S. equity funds	2,149,394	-	-	2,149,394
Growth funds	2,165,698	-	-	2,165,698
Index funds	4,437,627	-	-	4,437,627
Bond funds	4,647,851	-	-	4,647,851
Stable return fund	-	-	13,292,033	13,292,033
Balance, end of year	$ 55,670,418	$ -	$ 13,292,033	$ 68,962,451

3. FAIR VALUE MEASUREMENTS (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2010:

	Group Annuity Contract
Balance, beginning of year	$ 13,292,033
Realized gains	44,099
Unrealized gains	50,129
Purchases, sales, issuances and settlements (net)	301,826
Balance, end of year	$ 13,688,087

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a group annuity investment contract (Wells Fargo Stable Return Fund G) with Wells Fargo Bank NA ("Wells Fargo"). In 2010, the Company moved these funds into the Wells Fargo Stable Return Fund N. Wells Fargo maintains the investments in general-accounts backed by stable value contracts. The Wells Fargo Stable Return Funds are included in the financial statements at contract value as reported to the Plan by Wells Fargo. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participant-directed transfers are made at book value. For the year ending December 31, 2010, no events occurred or are considered probable to occur that would limit the plan's ability to execute transactions at contract value.

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

There are no reserves against contract value for credit risk of the contract issuer. The contract guarantees principal and provides a stated rate of return backed by Wells Fargo Bank NA. The yield earned by the Fund at December 31, 2010 was 2.38%. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2010.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2010 was 2.90%. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2010.

5. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010, the Plan held 271,613 shares of the Company's common stock, and 28,761 shares were acquired and 42,931 shares were disposed of during the year ended December 31, 2010. At December 31, 2009, the Plan held 285,783 shares of the Company's common stock, and 52,471 shares were acquired and 272,812 shares were disposed of during the year ended December 31, 2009.

Investments in commingled funds, including short-term cash investments in money market funds, which are managed by the Trustee, aggregated $20,018,429 and $14,558,359 at December 31, 2010 and 2009, respectively.

Investments in shares of registered investment companies, which are held by the Trustee but managed by the individual mutual fund companies, aggregated $31,708,893 and $34,299,258 in December 31, 2010 and 2009, respectively.

Certain plan investments are shares of various investments managed by the Wells Fargo Bank Minnesota. Wells Fargo Bank Minnesota is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The primary fees paid by the plan relate to investment management fees charged on a daily basis to the various investments held. It is impractical to estimate the total fees paid through this arrangement with the trustee.

The above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

6. PRIORITIES UPON TERMINATION OF THE PLAN

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

7. TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2010	December 31, 2009
Schweitzer-Mauduit International, Inc. Common Stock	$ 17,089,890	$ 20,104,834
Artisan Mid Cap Value Investor Fund	5,436,062	-
MFS Research Intermediate Fund	4,892,460	5,032,019
PIMCO Total Return Fund	4,488,618	4,647,851
S&P 500 Index Fund	5,067,999	-
Stable Return Fund	13,688,087	13,292,033
Index Fund	-	4,437,627
Franklin Balance Sheet Investment Fund	-	4,935,629
Growth Balanced Fund	-	5,486,737

During 2010, the Plan's investments appreciated/(depreciated) in value including gains and losses on investments bought and sold, as well as held during the year), as follows:

Schweitzer-Mauduit International, Inc. Common Stock	$ (2,060,954)
Mutual funds	2,887,947
Trust commingled funds	1,309,199
Net appreciation in the fair value of investments	$ 2,136,192

SUPPLEMENTAL INFORMATION

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i, December 31, 2010

Plan No. 002
EIN No. 62-1612879

	Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value
*	Wells Fargo Bank Minnesota, N.A.	Short-term Cash Investments	N/A	(A)	$ 875,601
		Corporate Common Stock -			
*	Schweitzer-Mauduit International, Inc.	Schweitzer-Mauduit International, Inc. Common Stock	271,613	(A)	17,089,890
		Shares of Registered Investment Companies:			
*	Wells Fargo Bank Minnesota, N.A.	Artisan Mid Cap Value Investor Fund	270,204	(A)	5,436,062
*	Wells Fargo Bank Minnesota, N.A.	MFS Research International Fund	311,820	(A)	4,892,460
*	Wells Fargo Bank Minnesota, N.A.	T. Rowe Price Growth Stock Advantage Fund	73,979	(A)	2,359,926
*	Wells Fargo Bank Minnesota, N.A.	Prudential Jennison Mid Cap Growth Fund	7,847	(A)	214,836
*	Wells Fargo Bank Minnesota, N.A.	PIMCO Total Return Fund	413,698	(A)	4,488,618
*	Wells Fargo Bank Minnesota, N.A.	Baron Small Cap Fund	54,395	(A)	1,293,505
*	Wells Fargo Bank Minnesota, N.A.	RS Investments Partners Fund	55,396	(A)	1,833,041
*	Wells Fargo Bank Minnesota, N.A.	MFS Value Fund	58,172	(A)	1,323,419
*	Wells Fargo Bank Minnesota, N.A.	Target Today Fund	1,934	(A)	20,620
*	Wells Fargo Bank Minnesota, N.A.	Target 2010 Fund	37,053	(A)	474,277
*	Wells Fargo Bank Minnesota, N.A.	Target 2015 Fund	168,760	(A)	1,626,850
*	Wells Fargo Bank Minnesota, N.A.	Target 2020 Fund	161,902	(A)	2,247,196
*	Wells Fargo Bank Minnesota, N.A.	Target 2025 Fund	274,376	(A)	2,612,056
*	Wells Fargo Bank Minnesota, N.A.	Target 2030 Fund	102,030	(A)	1,478,408
*	Wells Fargo Bank Minnesota, N.A.	Target 2035 Fund	86,904	(A)	804,727
*	Wells Fargo Bank Minnesota, N.A.	Target 2040 Fund	30,312	(A)	486,203
*	Wells Fargo Bank Minnesota, N.A.	Target 2045 Fund	9,809	(A)	90,533
*	Wells Fargo Bank Minnesota, N.A.	Target 2050 Fund	2,871	(A)	26,156
		Total Shares of Registered Investment Companies			31,708,893
		Collective Investment Funds:			
*	Wells Fargo Bank Minnesota, N.A.	Russell 2000 Index Fund N	7,782	(A)	146,615
*	Wells Fargo Bank Minnesota, N.A.	S&P Midcap Index Fund	3,277	(A)	240,127
*	Wells Fargo Bank Minnesota, N.A.	S&P 500 Index Fund	84,977	(A)	5,067,999
					5,454,741
		Group Annuity Contract -			
*	Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	299,339	(A)	13,688,087
	Total Investments				$ 68,817,212

* Sponsor and/or issuer known to be a party-in-interest to the Plan.
(A) Cost information is not required to be presented for participant-directed investments.

See independent auditors' report.